Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

Publication pursuant to § 43 WpHG

Maruho Co. Ltd., Osaka, Japan and Maruho Deutschland GmbH, Leverkusen (together the “Notifiers”), informed Biofrontera AG on 16 March 2018, with reference to notifications pursuant to sections 33, 34, 37 WpHG (German Securities Trading Act) dated 19 February 2018 and 01 March 2018, in which they communicated that their voting interest in Biofrontera had changed from 7.97% to 16.82% effective 15 February and from 14.60% to 20.096% effective 26 February 2018, in accordance with section 43 WpHG para (1) as follows:

1.	The (re)acquisition of voting rights took place in the course of the settlement of a securities loan. The Notifiers confirm their long-term strategic commitm.ent to the Issuer.

2.	The Notifiers currently do not intend to acquire or otherwise obtain any further voting rights within the next twelve months

3.	the Notifiers are not currently seeking to exert any influence on the composition of the administrative, management and supervisory bodies of the issuers

4.	The Notifiers are not currently seeking to make any material changes to the issuer’s capital structure, in particular with regard to the ratio of equity to debt financing and the dividend policy.

5.	Since the (re)acquisition of voting rights took place in the course of fulfilling a securities loan, no (financial) funds were used for the acquisition.

Anke zur Mühlen

Investor Relations Manager

Biofrontera AG

Hemmelrather Weg 201

D-51377 Leverkusen

www.biofrontera.com

T: +49 (0) 214 87632 22

F: +49 (0) 214 87632 90

E-Mail: a.zurmuehlen@biofrontera.com

Vorstand:

Prof. Dr. Hermann Lübbert, CEO

Christoph Dünwald, CCO

Thomas Schaffer, CFO

Aufsichtsratsvorsitz:

Dr. Ulrich Granzer

Amtsgericht Köln, HRB 49717

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